UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated October 21, 2014: Ocean Rig UDW Inc. Announces Recent Developments

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: October 21, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC ANNOUNCES RECENT DEVELOPMENTS

NICOSIA, CYPRUS – Ocean Rig UDW Inc. (NASDAQ:ORIG) (:”Ocean Rig” or “the Company”), an international contractor of offshore deepwater drilling services, today announced the following:

•

The Company has agreed to lend its parent company, DryShips Inc. (“Dryships”), up to $120m of immediate liquidity through a short-term unsecured loan. The proceeds will be used, if needed, to repay Dryship’s 5% Convertible Notes maturing in Dec. 1, 2014.

•

The Company has declared its third consecutive quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share, to shareholders of record as of October 31, 2014, and payable on or about November 11, 2014.

•

Ocean Rig has been awarded extensions of the drilling contracts for its two ultra deepwater drillships the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petróleo Brasileiro S.A. (“Petrobras”) for drilling offshore Brazil. The contracts extensions are subject to partner approvals. The term of each extension is for 1,095 days with a total combined revenue backlog of over $1.1 billion, excluding reimbursement by Petrobras for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in Q1 and Q2 of 2015.

•

The Company signed an amendment with Total E&P Angola to extend the date by which Total E&P Angola should exercise the option to extend the term of the contract for two additional one-year periods. The first option is now exercisable until February 27, 2015 and the second option exercisable within one year after the date of exercise of the first option.

George Economou, the Company’s Chairman and Chief Executive Officer, commented:

“We are delighted to announce another quarter of solid operational performance by Ocean Rig, attributed mainly to the Company’s the high utilization rate of approximately 98%. We are also excited with the extension for the contracts for the Corcovado and the Mykonos which brings Ocean Rig’s total backlog to $5.5 billion, On the back of this solid backlog, the Company also announced its third consecutive quarterly dividend payment of $0.19 per share.

Petrobras contract extensions and TOTAL’s LOI extension for the Olympia is a positive sign for the future prospects of the UDW market. We see various requirements from clients for additional drilling programs in Angola. We believe that as oil companies are finalizing their budgets for 2015, we will get a much clearer picture of the long term supply and demand balance, which may be tighter than market expectations.

We do not believe that the current stock price of Ocean Rig reflects the true value of company, which stock price has be adversely affected by the recent volatility of the oil price. The loan from Ocean Rig to Dryships is just a backstop in case Dryships need more time to execute on its various alternatives to refinance it Convertible Notes due December 1, 2014, and will be repaid as soon as possible.

Ocean Rig with its high specification, pure play UDW fleet and solid balance sheet and backlog is uniquely positioned amongst its clients. Ocean Rig’s newbuilding program in 2016 and 2017 provides further growth into a market we believe in and its solid backlog supports for dividends and other value creation initiatives, such as the MLP.”

About Ocean Rig UDW Inc.:

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 13 offshore ultra deepwater drilling units, comprised of two ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, one of which is scheduled to be delivered during 2015, one of which is scheduled to be delivered during 2016 and two of which are scheduled to be delivered during 2017.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Forward-Looking Statements:

This news release contains certain forward-looking information and statements. Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the MLP’s ability to consummate its initial public offer; (ii) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipmen, repudiation, nullification, modification or renegotiation of contracts, limitations on insurance coverage, such as war risk coverage, in certain areas, political unrest, foreign and U.S. monetary policy and foreign currency fluctuations and devaluations, the inability to repatriate income or capital, complications associated with repairing and replacing equipment in remote locations, import-export quotas, wage and price controls or any other imposition of trade barrier,; regulatory or financial requirements to comply with foreign bureaucratic actions, changing taxation policies, and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of the Company’s drilling units; (viii) the Company’s ability to procure or have access to financing and comply with its loan covenants; (ix) the Company’s ability to successfully employ its drilling units; (x) the Company’s capital expenditures, including the timing and cost of completion of capital projects; and (xi) the Company’s revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. and Ocean Rig Partners LP with the SEC.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com